Exhibit (b)(2)

PROMISSORY NOTE

$6,000,000.00	Baltimore, Maryland
September 15, 2003

FOR VALUE RECEIVED, and intending to be legally bound hereby, RWD Technologies, Inc., a Maryland corporation (the “Borrower”) promises to pay to the order of Dr. Robert W. Deutsch, or the holder of this Note (the “Holder”), the principal sum of Six Million Dollars ($6,000,000) (the “Principal Sum”), together with interest until paid, as set forth in this Note.

Unless sooner paid in full, Borrower shall repay the outstanding and unpaid balance of the Principal Sum, together will all accrued and unpaid interest thereon, to Holder on September 15, 2004 (the “Maturity Date”).

Interest shall accrue and be payable on the outstanding balance of the Principal Sum at the rate of the 30-day LIBOR rate plus 2% per annum. Until the Principal Sum is paid in full, the Borrower shall make quarterly payments of interest on the outstanding balance of the Principal Sum commencing on March 1, 2004. Quarterly interest payments shall be calculated as of, and shall be due and payable on, the first day of each March, June, September and December, beginning on March 1, 2004, until this Note is paid in full.

Borrower shall be entitled to prepay this Note in whole or in part at any time without penalty or premium.

All payments of principal and interest, if any, on this Note shall be paid by the Borrower in lawful money of the United States of America, by any one or more of the following means, at the option of the Borrower: (a) by check made payable to the order of Holder delivered to the personal residence of Holder as listed in the books and records of Borrower or at such other place as the Holder may at any time or from time to time designate in writing to the Borrower; or (b) by wire transfer in accordance with the written instructions of Holder.

The occurrence of one or more of the following events shall constitute an event of default under this Note (an “Event of Default”): (a) the failure of the Borrower to pay when due the Principal Sum and interest, if any; (b) the filing of any petition under federal bankruptcy law or any similar federal or state statute by the Borrower; (c) the filing of any petition under federal bankruptcy law or similar federal or state statute against the Borrower and such petition remains undismissed for a period of thirty (30) days; provided that the Borrower, as the case may be, shall not join or concur with such petition; or (d) the appointment of a receiver for, the making of a general assignment for the benefit of creditors by, or the insolvency of, the Borrower. Whenever there is an Event of Default under this Note, and such Event of Default is continuing, the Holder may, at its option, (a) declare the unpaid balance of the Principal Sum to be immediately due and payable and (b) exercise any or all rights and remedies available to it hereunder, under applicable laws or otherwise.

The Borrower hereby waives demand, presentment for payment, protest, notice of dishonor and of protest and agrees that at any time and from time to time and with or without consideration, the Holder may, without notice to or further consent of the Borrower, and without in any manner releasing, lessening or affecting the obligations of the Borrower hereunder, release, surrender, waive, add, substitute, settle, exchange, compromise, modify, extend or grant indulgences with respect to this Note and the Borrower.

Each right, power and remedy of the Holder hereunder, under applicable laws or otherwise shall be cumulative and concurrent, and the exercise of any one or more of them shall not preclude the simultaneous or later exercise by the Holder of any or all such other rights, powers or remedies. No failure or delay by the Holder to insist upon the strict performance of any one or more provisions of this Note or to exercise any right, power or remedy consequent upon an Event of Default hereunder shall constitute a waiver thereof, or preclude the Holder from exercising any such right, power or remedy. By accepting full or partial payment after the due date of any amount of principal of this Note, the Holder shall not be deemed to have waived the right either to require payment when due and payable of all other amounts of principal and interest, if any, of this Note or to exercise any rights and remedies available to it in order to collect all such amounts due and payable under this Note.

No modification, change, waiver or amendment of this Note shall be deemed to be made unless such waiver is evidenced by a writing signed by the Holder, and each such waiver, if any, shall apply only with respect to the specific instance involved.

The Borrower hereby agrees to pay all costs and expenses, including court costs and reasonable attorneys’ fees, arising in connection with the Holder’s enforcement of the Borrower’s obligations hereunder.

The provisions of this Note shall inure to the benefit of the Holder (and shall bind the Holder) and its legal representatives, successors and assigns. This Note shall be deemed made in, and shall be governed by the laws of, the State of Maryland (without regard to the law of conflicts).

BORROWER AND HOLDER, ON BEHALF OF THEMSELVES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND AFFILIATES, HEREBY WAIVE ALL RIGHT TO TRIAL BY JURY OF ANY AND ALL CLAIMS OF ANY TYPE BETWEEN THEM, INCLUDING, BUT NOT LIMITED TO, ANY CLAIMS ARISING UNDER THIS NOTE. BORROWER AND HOLDER EACH ACKNOWLEDGE THAT THIS IS A WAIVER OF A LEGAL RIGHT AND THAT THIS WAIVER IS MADE KNOWINGLY AND VOLUNTARILY AFTER CONSULTATION WITH COUNSEL OF ITS CHOICE.

IN WITNESS WHEREOF, the Borrower executes this Note under seal the day and year first above written.

Witnessed:	BORROWER:
RWD Technologies, Inc.

/s/ Laurens MacLure, Jr.	By:	/s/ Beth Marie Buck (SEAL)
	Name:	Beth Marie Buck,
	Title:	Vice President & CFO